1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)

Form 20-F ✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:________)

SIGNATURES

NEWS For Immediate Release

SPIL Shareholders Approved to Increase Capital Up to NT$ 2.5 Billion

Issued by: Siliconware Precision Industries Co., Ltd.
Issued on: June 9, 2003

Taichung, Taiwan, June 9, 2003 — Siliconware Precision Industries Co., Ltd.

(“SPIL” or “the Company”)(TAIEX:2325, NASDAQ:SPIL) held a shareholders’ meeting today and the major conclusions are as follows:

1.	Shareholders approved financial statements for 2002. Net sales for 2002 were NT$ 22,299 million, and net income was NT$ 425 million.

2.	Shareholders approved that the total funds available for distribution for FY 2002 shall be reserved and no dividend will be distributed in 2003.

3.	Shareholders approved the plan to increase capital by up to NT$ 2.5 billion of NT$ 10 par value per share, by issuance of global depository receipts.

SPIL Spokesman
Mr. Jong Lin, CFO
Tel: 886-4-5341525#1528

For further information, please contact IR dept.
 Ms. Janet Chen
Tel: 886-2-27028898#105
Fax: 886-2-27029268
E-mail: janet@spiltp.com.tw

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd.

Date: June 9, 2003	By:	/S/ WEN CHUNG LIN

Wen Chung Lin Vice President & Spokesman